

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2014

Via e-mail
Paul J. Berra III
Vice President, General Counsel and Secretary
Quinpario Acquisition Corp.
12935 N. Forty Drive, Suite 201
St. Louis, Missouri 61341

> **Re: Quinpario Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 4, 2014**
> **File No. 001-36051**

Dear Mr. Berra:

We have reviewed the above-captioned filing and your letter of correspondence dated June 3, 2014 and we have the following comments.

General

1. Where you discuss the expiration date of the Warrant Tender Offer, please update your disclosure to indicate that the expiration date has been extended to July 7, 2014.

2. With respect to proposal number 5, please revise to provide a materially complete description of the reasons for and the general effect of the amendment in accordance with the requirements of Item 19 of Schedule 14A. Current disclosure, which indicates that the amendment is "desirable because it clarifies the legal requirements and procedures for effecting the Company's interests in litigation," is vague and does not help shareholders understand the legal ramifications of voting for an amendment that embeds a consent to personal jurisdiction and service of process.

Risk Factors, page 38

The combined company will have a substantial amount of indebtedness . . ., page 50

3. We reissue comment 5, and partially reissue comment 6, of our letter dated June 2, 2014. Please disclose, where appropriate, the "flex" provisions applicable to the Debt Financing, and what the financing terms will be if the flex provisions are exercised and if they are not. We note that the proposed disclosure provided in your letter of correspondence dated May 21, 2014 indicated that the interest rates disclosed here followed the exercise of the "flex" provisions, but that this language was not included in your amendment. Similarly, you provide no indication of whether the maturity periods

for your first and second lien term loans that you disclose are reflective of the exercise of the "flex" provisions. See also comment 11 of our letter dated May 16, 2014.

<u>Proposal No. 2—Authorization to Increase the Company's Authorized Capital, page 133</u>

4. We note that you have revised your disclosure to indicate that you will designate 100,000 shares as Series A Convertible Preferred Stock. Please revise to ensure that your statements regarding how many shares of common stock may be issued upon conversion of the Series A Convertible Preferred Stock clarify whether you are discussing the conversion of the 45,000 shares of Series A Convertible Preferred Stock outstanding as a result of the PIPE Investment or all 100,000 authorized shares.

You may contact Ernest Greene at (202)551-3733 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Kenneth A. Schlesinger, Esq. (*via e-mail*)
        Olshan Frome Wolosky LLP